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May 19, 2006

VIA FACSIMILE

Ms. Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Vonage Holdings Corp.
Registration Statement on Form S-1 (File No. 333-131659)
Customer Directed Share Program

Dear Ms. Anderson:

On behalf of Vonage Holdings Corp. (the “Company”), and in connection with the Company’s registration statement on Form S-1 (File No. 333-131659) originally filed on February 8, 2006 (as amended to date, the “Registration Statement”), including the prospectus contained therein (the “Prospectus”), we are writing in response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in comment No. 1 contained in the Staff’s letter dated May 18, 2006, for an analysis of the consequences under the Securities Act of 1933, as amended (the “1933 Act”), arising out of the blast voicemail sent to the Company’s customers to inform them of the Company’s Customer Directed Share Program (the “DSP”). Also in response to comment No. 1, the Company has revised the additional disclosure relating to the DSP that the Company proposes to include in the “Underwriting” section of the Prospectus under the heading “Directed Share Programs.”  The revised disclosure is attached hereto as Annex A.

In its May 18 letter, the Staff indicated that the Company’s blast voicemail to prospective DSP participants may not have complied with the requirements of Rule 433 under the 1933 Act. In disseminating the voicemail, however, the Company relied not on Rule 433 but rather on the safe harbor provided by Rule 134 under the 1933 Act, and the Company believes it complied with the requirements of Rule 134.

Paragraph (a)(12) of Rule 134 provides that a communication made in reliance on the rule may contain a description of “procedures regarding directed share plans.”  The Company’s voicemail notified potential DSP participants of the existence of the program and certain eligibility requirements. The voicemail also provided an Internet address for a website (the “DSP Website”) that, as you know, was established for the sole purpose of informing prospective participants about the DSP and administering the program. In addition, the voicemail contained the legend required by Rule 134(b)(1). The Company, therefore, believes that the voicemail complied with the requirements of Rule 134.

The Staff has indicated to us that the inclusion of the Internet address for the DSP Website may be viewed as incorporating into the voicemail information that is beyond the scope permissible under Rule 134, in particular because of the nature of the information accessible through the “Frequently Asked Question” link appearing on the first page of the website. The Company does not concur that the inclusion of the Internet address necessarily serves to incorporate all of the information on the DSP Website; however, even if such information were deemed incorporated, the Company does not believe that such incorporation would preclude the voicemail’s compliance with Rule 134. The Company respectfully submits that all of the information contained on the DSP Website, including the responses to the “Frequently Asked Questions,” is the type of information regarding directed share plans that customarily is provided to prospective participants and, therefore, could in itself be disseminated in reliance on Rule 134. As a result, the Company does not believe that the incorporation of the information on the DSP Website into its otherwise Rule 134 compliant voicemail should preclude reliance on the safe harbor afforded by the rule.

Even if Rule 134 were deemed unavailable for the voicemail, the Company believes that the voicemail would be no different analytically from the substantively identical email (addressed in our May 17, 2006 letter to the Staff) that preceded it. As discussed in our May 17 letter, the Company believes the initial email communication sent to prospective DSP participants was accompanied by the Prospectus contained in the Company’s then most recently filed Registration Statement, notwithstanding the lack of an active hyperlink to the Prospectus in the email itself, because the email contained a link to the DSP Website, which contained the required Prospectus. The Company therefore believes that the voicemail, which was disseminated after the email, was preceded by the Prospectus.

Nevertheless, to mitigate the lack of an active hyperlink to the current Prospectus in its initial email communication, the Company has placed such a hyperlink on the very first page of the DSP Website (i.e., the login screen) pursuant to the Staff’s request. The Company has also included an active hyperlink to the current Prospectus in its subsequent email reminder to prospective DSP participants. This email reminder, which was filed with the Commission as a free writing prospectus on May 17, 2006, was functionally identical to the Company’s initial email and voicemail communications, as it notified customers of their invitation to participate in the DSP and provided them with instructions on how to access the DSP Website in order to make a conditional offer, and it complied with the requirements of Rule 433.

For the foregoing reasons and the reasons discussed in our May 17 letter, the Company believes that the risks to the Company relating to any potential claims arising out of the initial voicemail and email communications are negligible. To address the Staff’s concerns, however, the Company has revised its proposed disclosure regarding these matters, which, as indicated above, is attached hereto.

If you would like to discuss this matter, please do not hesitate to call me at (212) 380-1001.

Respectfully yours,

/s/ James S. Scott, Sr.
James S. Scott, Sr.

cc:	Sharon A. O’Leary, Chief Legal Officer
(Vonage Holdings Corp.)
Ferdinand J. Erker, Esq.
(Shearman & Sterling LLP)
Erik R. Tavzel, Esq.
(Cravath, Swaine & Moore LLP)
Adam Roth
(BDO Seidman, LLP)

Annex A

Our initial email communication to prospective participants in the Vonage Customer Directed Share Program did not include an active hyperlink to the prospectus contained in our most recently filed registration statement relating to this offering as required pursuant to Rule 433 of the Securities Act. The email communication therefore might be viewed as not having been preceded or accompanied by a prospectus meeting the requirements of the Securities Act.

In addition, our initial voicemail communication to prospective Vonage Customer Directed Share Program participants, which communication may contain only limited information pursuant to Rule 134 under the Securities Act, included the Internet address at which prospective participants could obtain additional information about the Customer Directed Share Program. The inclusion of this Internet address might be viewed as incorporating into the voicemail information that is beyond the scope permissible under Rule 134.

We believe we would have meritorious defenses to any legal actions based on claims of alleged defects in the email or voicemail. The Vonage Customer Directed Share Program is being conducted electronically through a website that requires each prospective investor to open an electronic copy of a prospectus meeting the requirements of the Securities Act prior to making a conditional offer to purchase shares of our common stock. It is, therefore, impossible for someone to place an order (or to open an account to do so) in the Customer Directed Share Program without first having received a copy of the required prospectus. As a result, we believe that the risks to us relating to any potential claims are negligible.